CONSULTING AGREEMENT

This Agreement is entered into as of August 25, 2000, by and between Byzantine Ventures, Inc., a Delaware corporation (the "Company"), and Richard P. White ("Consultant") (collectively the "Parties"). The Parties agree as follows:

      Services of Consultant. The Company hereby engages Consultant and Consultant accepts such engagement and agrees to perform the services described in Exhibit A included in this Agreement (the "Services"). Consultant represents that he has the qualifications and skills necessary to perform the Services, and that all Services will be performed in a competent, professional manner, without the advice or direction of the Company, in accordance with the standards of care, skill and diligence observed by similar professionals performing like services. Consultant has discretion over the manner in which the Services will be performed, subject to the Company's acceptance of the work performed. Consultant will determine the method, details and means of performing the Services. The Company agrees to comply with all reasonable requests for, and to provide access to, all documents and information reasonably necessary for Consultant to perform the Services.

      Compensation and Reimbursement of Expenses. The Company shall pay Consultant for the Services performed as set forth in Exhibit A. The Company shall reimburse Consultant for all reasonable out-of-pocket expenses supported by adequate documentation for costs of travel and accommodations incurred as a result of, and in the course of, performing the Services ("Expenses"); provided that Consultant shall request and obtain prior written approval of the Company before incurring any Expense exceeding $250. Reimbursement of expenses to Consultant shall be made within thirty (30) days after Consultant submits an invoice to the Company, along with receipts and other documentation for all Expenses to be reimbursed. Consultant agrees to submit such invoices and receipts within sixty (60) days after the Expenses were incurred. The Company will not be liable for reimbursement of Expenses if Consultant fails to submit an invoice or adequate documentation to the Company for such Expenses within the sixty (60) day period.

      Independent Contractor. Consultant is entering into this Agreement as, and shall continue to be, an independent contractor. Under no circumstances shall Consultant become an employee, officer, agent or principal of the Company while this Agreement is in effect. Subject to Section 5 of this Agreement, Consultant may represent, perform services for, and contract with as many additional clients, persons or companies as Consultant sees fit. Consultant understands and agrees that Consultant is not entitled to the rights or benefits afforded to the Company's employees, including disability or unemployment insurance, worker's compensation, medical insurance, sick leave, or any other employment benefit. Consultant is responsible for providing, at his own expense, disability, worker's compensation, unemployment and other insurance, as well as all licenses and permits usual or necessary for Consultant to perform the Services.

      Consultant's Tax Obligations. Consultant is responsible for paying when due all income taxes, including estimated taxes, incurred as a result of the compensation paid by the Company to Consultant. On request, Consultant shall provide the Company with proof of timely payment of all such taxes, including, without limitation, signed copies of Consultant's income tax returns for all relevant periods.

      Confidentiality and Nondisclosure of Company Information.

        Certain Definitions.  For purposes of this Agreement, the terms defined below have the meanings indicated.

          "Affiliate". "Affiliate" means and includes any corporation, limited liability company, partnership, association or other entity which owns or comes to own twenty-five percent or more of the Company's outstanding common stock or other ownership interest.

          "Confidential Matter".  "Confidential Matter" means and includes the following:

          Various financial and operating data and other proprietary and confidential information of the Company, its Portfolio Companies (defined below) and Affiliates, consisting of investment methods and contacts; marketing data; equipment; documents; files; electronically recordable data or concepts; computer software and hardware; inventions; improvements; books; papers; compilations of information; records; specifications; names, addresses, names of agents and employees, marketing methods, practices, financial condition and related information regarding the Company's existing and potential Affiliates and Portfolio Companies; costs of materials; prices the Company obtains or has obtained or at which it sells, has sold or intends to sell its services; lists or other written records used in the Company's business; information regarding the Company's financial condition; compensation paid to the Company's consultants and employees and other terms of engagement or employment; and any of the foregoing that may have been or may be conceived, originated, discovered or developed by the Company or Consultant or any other employee or consultant of the Company while employed or engaged by the Company or on the basis of or using any Confidential Matter.

          All of the foregoing are owned and held in strict confidence by the Company or its Portfolio Companies or Affiliates to which the Company has a duty of confidentiality. Nevertheless, "Confidential Matter" excludes any of the foregoing that has entered the public domain through no fault of Consultant, that an authorized executive officer of the Company has authorized for public dissemination, that was known to or possessed by Consultant prior to his engagement by the Company and other than through disclosure or delivery by the Company, or that was learned or obtained by Consultant from sources having no duty of confidentiality to the Company or any of its Portfolio Companies or Affiliates and were or are unconnected with and unrelated to his engagement by the Company.

          "Portfolio Company" means any corporation, partnership, association or other entity in which the Company owns or comes to own any voting securities or other ownership interest which qualifies as an eligible portfolio company under Section 2(a)(46) of the Investment Company Act of 1940 at the time the Company comes to have an ownership interest in such entity.

        Nondisclosure, Competition, Solicitation, Property.

          Nondisclosure.  Consultant acknowledges and agrees that, as a consultant of the Company, he has, or will have, access to and has or will become acquainted with Confidential Matter; all of which Consultant will regard and protect as trade secrets owned by the Company and all of which are used or contemplated to be used in the Company's business. Consultant represents, warrants and agrees that, except as required by the Company in the course of his engagement with the Company, he will not at any time, whether during or after his engagement by the Company, directly or indirectly, use or permit others to use, or disclose or communicate to any person or entity, any of the Confidential Matter, without the prior written consent of an executive officer of the Company in the particular case.

          Competition, Solicitation.  Consultant further acknowledges and agrees that, as a consultant of the Company he has or will participate in important aspects of the Company's research, development, creative work, planning, operations and other activities, and that the conduct by him of any business or activity directly or indirectly competing with the Company's business necessarily would constitute trading on the Company's goodwill and reputation developed through the Company's expenditure of very substantial efforts and moneys, would involve the use by Consultant of Confidential Matter and would unreasonably and unfairly impair the Company's ability to conduct its business profitably.

        Consultant therefore further acknowledges and agrees that he will not at any time during his engagement with the Company directly or indirectly own an interest in, join, operate, control, participate in or be connected, as an officer, director, manager, employee, agent, independent contractor, consultant, member, partner, shareholder (except as a shareholder of a corporation in the management and affairs of which Consultant has no control and which is the issuer of shares that are actively traded in a national securities market) or principal, with any corporation, limited liability company, partnership, proprietorship, association or other entity or person engaged in developing, producing, providing, soliciting orders for, selling, distributing or marketing services that directly or indirectly compete with the Company's services or other business, in any markets in which the Company is now doing business, contemplates doing business or does business during his engagement, or directly or indirectly take or permit any action in preparation to do any of the foregoing. As further protection for the Confidential Matter, Consultant agrees that he will not, directly or indirectly, and whether or not for compensation, divert or attempt to divert from the Company any business in which the Company is engaged or contemplates engaging or induce or attempt to induce any employee of the Company to leave the Company's employ or any consultant of the Company to terminate engagement with the Company.

        Property. Consultant agrees that he or she will not make or retain any originals, copies or reproductions of or excerpts from any of the Confidential Matter for his use or the use of others and, on request by the Company or on termination of Consultant's engagement with the Company, Consultant will deliver to the Company all tangible property that is or embodies any of the Confidential Matter, whether prepared or developed by or with the assistance of Consultant or otherwise coming into his possession, control or knowledge.

      Nondisclosure to the Company.  Consultant has not disclosed, and shall not disclose, to the Company, a Portfolio Company or any Affiliate any trade secrets or other proprietary or confidential information that may not lawfully be so disclosed by Consultant, by virtue of the ownership of the same by another person or entity or otherwise.

      Trade Secrets of Third Parties.  Consultant acknowledges and understands that, in dealing with existing and potential suppliers, contracting parties and other third parties with which the Company has business relations or potential business relations, the Company frequently receives confidential and proprietary information and materials from such third parties subject to the Company's understanding that the Company will maintain the confidentiality thereof and will require its employees and consultants to do so. Consultant agrees to treat all such information and materials as Confidential Matter subject to this Agreement.

      Insurance. Consultant shall maintain the following minimum insurance coverage during the term of this Agreement:

        Worker's Compensation. Consultant agrees to provide worker's compensation insurance for his employees, subcontractors and agents, if any, and agrees to hold harmless and indemnify the Company for any and all claims arising out of any injury, disability, or death of any of Consultant's employees, subcontractors or agents.

        Liability Insurance. Consultant agrees to maintain an Employer's Liability Policy of insurance in the minimum amount of $1,000,000, if Consultant has employees, a Comprehensive General Liability Policy of insurance in the minimum amount of $1,000,000 and an Automobile Liability Policy of $1,000,000.

      Indemnity. Consultant agrees to indemnify, defend, and hold the Company harmless from all claims, demands, losses, costs, expenses, obligations, liabilities, damages, recoveries, and deficiencies, including, without limitation, interest, penalties, attorneys' fees and costs, that the Company may incur or suffer as a result of or related to Consultant's willful misconduct, negligence or breach of this Agreement.

      Injunctive Relief.  Consultant acknowledges and agrees that his failure to perform any of his covenants in this Agreement would cause irreparable injury to the Company and cause damages to the Company that would be difficult or impossible to ascertain or quantify. Accordingly, without limiting any remedies that may be available with respect to any breach of this Agreement, Consultant consents to the entry of an injunction to restrain any breach of this Agreement.

      Arbitration. The Parties waive their rights to seek remedies in court, including any right to a jury trial. The Parties agree that in the event of any dispute between or among them or any of their affiliates, such dispute shall be resolved exclusively by arbitration to be conducted only in the City and County of San Francisco, State of California, in accordance with the rules of JAMS, applying the laws of California. The Parties agree that such arbitration shall be conducted by a retired judge, that discovery shall be permitted as required by the rules of JAMS, and that the arbitration award shall include factual findings and conclusions of law. The Parties understand that the right of a Party to appeal or to seek modification of any award or ruling of the arbitrator is severely limited. Any award rendered by the arbitrator shall be final and binding and judgment may be entered on it as provided by law.

      Attorneys' Fees. If any dispute between or among any of the Parties or their respective affiliates should result in litigation or arbitration, the prevailing party or parties in such dispute shall be entitled to recover from the other party or parties all reasonable fees, costs and expenses of enforcing any right of the prevailing party or parties, including, without limitation, reasonable attorneys' fees and expenses, all of which shall be deemed to have accrued on the commencement of such proceeding or action and shall be paid whether or not such proceeding or action is prosecuted to judgment. Any arbitration award, judgment or order entered in such proceeding or action shall contain specific provision for the recovery of attorneys' fees and costs incurred in enforcing such award or judgment and an award of prejudgment interest from the date of the breach at the maximum rate allowed by law. For the purposes of this section 12, (a) attorneys' fees shall include, without limitation, fees incurred in postaward or postjudgment motions, contempt proceedings, garnishment, levy, and debtor and third party examinations, discovery, and bankruptcy litigation, and (b) prevailing party shall mean the party that is determined in the arbitration or other proceeding to have prevailed or who prevails by dismissal, default or otherwise.

      Termination. This Agreement shall be for a period beginning on the date hereof and ending on July 1, 2001 (the "First Anniversary"). Notwithstanding the foregoing, this Agreement shall continue thereafter unless either party shall have given the other party notice by May 31, 2001 of such party's intent to terminate this Agreement as of the First Anniversary. Notwithstanding any provision of this Agreement to the contrary, after the First Anniversary either Party may terminate this Agreement at any time for any reason or for no reason by fifteen days' notice to the other Party.

      Severability.  The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision hereof.

      Headings.  The section headings in this Agreement are for convenience of reference only and are not part of this Agreement.

      Notices.  Any notice, consent or other communication to be given under or in connection with this Agreement shall be in writing and shall be deemed duly given and received when delivered personally, when transmitted by facsimile, one business day after being deposited for next-day delivery with a nationally recognized overnight delivery service or three days after being mailed by first class mail, charges or postage prepaid, properly addressed, if to the Company, at 5655 College Avenue, Suite 250, Oakland, CA 94618 510-428-1360, facsimile number: 510-665-6367, and, if to Consultant, at his address or facsimile number appearing on the records of the Company. Either the Company or Consultant may change its or his address for this purpose from time to time by notice to the other.

      Assignment. Neither this Agreement nor any duties or obligations under this Agreement may be assigned by either Party without the prior consent of the other Party.

      Successors. This Agreement shall inure to the benefit of and bind the Company and Consultant, and their respective successors, assigns, heirs, legatees, devisees and personal representatives.

      Governing Law. This Agreement shall be governed by and construed and interpreted in accordance with the laws of the State of California other than rules relating to choice or conflicts of law.

      Written Modifications. This Agreement may only be amended with the written consent of the Company and Consultant, and no oral waiver or amendment shall be effective under any circumstances whatsoever.

      Entire Agreement. This Agreement contains the entire agreement of the Company and Consultant and supersedes all prior or contemporaneous negotiations, correspondence, understandings and agreements, whether written or oral, between them, regarding the subject matter hereof.

      Survival. All agreements, representations, warranties and acknowledgments herein shall survive any termination of Consultant's engagement with the Company for any reason.

      The Company's Right to Terminate. Nothing herein shall be interpreted to impair or otherwise affect the right and power of the Company to terminate its engagement of Consultant.

      CONSULTANT HEREBY WARRANTS AND ACKNOWLEDGES THAT HE OR SHE HAS CAREFULLY READ AND UNDERSTANDS ALL OF THE PROVISIONS OF THIS AGREEMENT.

COMPANY: CONSULTANT:

Byzantine Ventures, Inc.

By:
Robert D. Leppo Richard P. White

President

EXHIBIT A

Description of Services. Consultant will assist the Company in providing the managerial assistance to the Portfolio Companies contemplated by the Investment Company Act of 1940, including but not limited to meeting with senior management and providing Internet webhosting expertise to Portfolio Companies that require such expertise. Consultant shall not be obligated to devote more than 20% of Consultant's business time to rendering the Services.

Compensation. The Company shall pay Consultant $2,000 per month for the Services satisfactorily performed by Consultant, pursuant to the terms and conditions set forth in this Agreement.